UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2015

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibits.

Exhibit No.	Description

99.1	Operating and Financial Review and Prospects of Tata Motors Limited as of and for the nine months ended December 31, 2014

99.2	Unaudited Condensed Consolidated Financial Statements of Tata Motors Limited as of and for the nine months ended December 31, 2014

Financial Statements and Other Financial Information

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board, or the IASB. They do not include all the information and disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the consolidated financial statements of Tata Motors Limited, or the Company for the year ended March 31, 2014, which was prepared in accordance with International Financial Reporting Standards as issued by the IASB, filed in the Company’s annual report on Form 20-F with the Securities and Exchange Commission on July 31, 2014. The condensed consolidated balance sheet at March 31, 2014 has been derived from the Company’s audited consolidated financial statement at that date. Note 2 to the unaudited condensed consolidated financial statements contain information that is material to understanding these unaudited condensed consolidated interim financial statements.

Non-IFRS Financial Measures

This Report contains references to free cash flow, a non-IFRS measure. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. “Free cash flow” is defined as cash flow from operating activities, less payments for property, plant and equipment and intangible assets. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of the Company’s liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.

Cautionary note regarding forward-looking statements

This Reports contains statements which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements are not based on historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words are intended to identify forward-looking statements. It is possible that the Company’s actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause actual results to differ materially from those in the Company’s forward-looking statements appear in a number of places in this Report, and include, but are not limited to:

•	changes in general economic, business, political, social, fiscal or other conditions in India, the United States, the United Kingdom and the rest of Europe, Russia, China or in any of the other countries where the Company operates;

•	fluctuations in the currency exchange rate against the functional currency of the respective consolidated entities;

•	accidents and natural disasters;

•	terms on which the Company finances its working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

•	government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	significant movements in the prices of key inputs such as steel, aluminum, rubber and plastics; and

•	other factors beyond the Company’s control.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)
Date: March 30, 2015

	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary